Exhibit 99.1

Alcon’s AcrySof® ReSTOR® Apodized Diffractive Aspheric Intraocular Lens Approved by FDA

FORT WORTH, Texas – February 1, 2007 – Alcon Laboratories, Inc., a subsidiary of Alcon, Inc. (NYSE: ACL), announced today that the U.S. Food and Drug Administration (FDA) has granted approval of the AcrySof® ReSTOR® apodized diffractive aspheric intraocular lens for the visual correction of aphakia following cataract surgery in adult patients with and without presbyopia. The AcrySof® ReSTOR® apodized diffractive aspheric intraocular lens is the only FDA-approved presbyopia-correcting intraocular lens that incorporates aspheric optics into its design. Alcon will begin a phased commercial launch of this new lens after necessary consignment quantities are established, with full distribution expected by the middle of the year.

About Alcon

Alcon, Inc. is the world's leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company's Web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to successfully market and sell the AcrySof® ReSTOR® apodized diffractive aspheric intraocular lens for cataract surgery. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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For information, contact:

Doug MacHatton

Alcon Investor Relations

817-551-8974

doug.machatton@alconlabs.com

Carol Massey

Alcon Strategic Corporate Communications

817-551-8058

carol.massey@alconlabs.com

www.alcon.com